Exhibit 99.1

Denison Mines Corp. 1100 - 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

PRESS RELEASE

DENISON ANNOUNCES START OF 2016 ATHABASCA BASIN

EXPLORATION PROGRAMS AND 2016 BUDGET HIGHLIGHTS

Toronto, ON – January 6, 2016 Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) is pleased to announce that preparations for its 2016 uranium exploration programs in the Athabasca Basin have commenced and that exploration drilling is scheduled to begin on January 12, 2016. In addition, the Company outlines the highlights of its 2016 financial plan – which includes Canadian exploration and evaluation expenditures of approximately $13.0 million (CAD$16.9 million) and revenue from McClean Lake operations and uranium sales of $5.4 million (CAD$7.1 million).

“With the significant increase in toll milling revenue expected from McClean Lake this year, we are pleased to announce that Denison’s 2016 financial plan is funded, and will allow the Company to focus on increasing its resource base in the Athabasca Basin and advancing the Wheeler River project” commented Denison’s President and CEO, David Cates. “We are looking forward to the results from the Preliminary Economic Assessment in progress for Wheeler, and the opportunity to continue to explore the property this winter – particularly in the vicinity of the Gryphon deposit and at other priority targets on the property.”

The Company’s financial plan for 2016 is based on a USD$ to CAD$ foreign exchange rate of 1 to 1.30. All amounts are stated in US dollars unless otherwise noted.

Wheeler River Property

The Wheeler River property is host to the high-grade Phoenix and Gryphon uranium deposits. The Phoenix deposit is estimated to include indicated resources of 70.2M lbs U3O8 at a grade of 19.1% U3O8, and is the highest grade undeveloped deposit in the world. The Gryphon deposit is hosted in basement rock, approximately 3 kilometres to the northwest of Phoenix, and is estimated to contain inferred resources of 43M lbs U3O8 at a grade of 2.3% U3O8. Wheeler River is a joint venture between Denison (60% and operator), Cameco Corp. (“Cameco”) (30%), and JCU (Canada) Exploration Company Limited (10%).

Exploration activities at Wheeler River during 2016 are expected to focus on numerous unconformity and basement targets in the vicinity of the Gryphon deposit. Recent exploration results have continued to return mineralization in the area surrounding the Gryphon deposit and along the K-North trend, which hosts the Gryphon deposit. The results in this area continue to suggest the potential for the discovery of additional zones of significant uranium mineralization. The K-North trend includes approximately 6 kilometres of prospective strike, primarily to the south of the Gryphon deposit. In addition, 2016 drilling may test other priority target areas on the property, including the Q Central and O Zone target areas. Taken together, 47,000 metres of exploration drilling is planned at Wheeler River between the winter and summer drill programs, along with geophysical surveys at a total cost of CAD$10.0 million (Denison’s share, CAD$6.0 million).

Evaluation activities planned for Wheeler River in 2016 include the completion of a Preliminary Economic Assessment (“PEA”), studying the economic potential of co-developing the Gryphon and Phoenix deposits, which is expected to be completed during the first half of 2016. Subject to a positive outcome from the PEA, the Company has developed a plan to initiate work on a Prefeasibility Study (“PFS”), with an approximate budget for 2016 of CAD$2.6 million (Denison’s share, CAD$1.6 million).

High Priority & Other Properties

Exploration activities in 2016, outside of Wheeler River, will be focused on Denison’s high-priority exploration targets located on the Murphy Lake (68.8% Denison), Crawford Lake (100% Denison) and Waterbury Lake (61.55% Denison) properties, and are planned to include ground geophysical surveying and drilling to follow-up on positive results from 2015.

At Murphy Lake, a winter drill program of approximately 10 holes (3,400 metres) is planned to follow-up on the discovery of a new zone of uranium mineralization highlighted by drill hole MP-15-03, which intersected 0.25% U3O8 over 6.0 metres (at a depth of 270.0 to 276.0 metres) at the sub-Athabasca unconformity. The Murphy Lake property is located approximately 30 kilometres from Denison’s 22.5% owned McClean Lake mill and is contiguous with the northwest boundary of the Company’s Waterbury Lake property. Drilling programs for Waterbury Lake and Crawford Lake in 2016 are planned to involve 2,500 metres and 4,400 metres respectively. In addition, geochemical surveying, ground geophysical surveying and drilling (approximately 8,000 metres) are expected to be carried out on other Denison-operated properties where exploration is warranted.

Drill programs are also planned in 2016 for Denison’s non-operated joint venture projects, including Mann Lake (30% Denison, 2,000 metres), Wolly (22.5% Denison, 5,000 metres) and McClean Lake (22.5% Denison, 2,500 metres). The Mann Lake project is operated by Cameco, and the Wolly and McClean Lake projects are operated by AREVA Resources Canada Inc. (“ARC”)

Taken together, Denison expects to operate and/or participate in a total of 15 exploration programs (including 13 drilling programs totaling approximately 75,000 metres), of which Wheeler River will continue to be the primary focus. The total budget for these programs, inclusive of the evaluation work planned for Wheeler River to follow up on a positive PEA, is estimated to be CAD$24.6 million (Denison’s share, CAD$16.9 million).

Development / Operations

The McClean Lake mill is operated by ARC and is currently licensed for annual production of 13 million pounds U3O8. The expansion of the mill, from 13 million to up to 24 million pounds of annual U3O8 production capacity, will continue during 2016 and remains fully funded by the Cigar Lake Joint Venture. Concurrent with the ongoing mill expansion, ARC plans to submit an application to the Canadian Nuclear Safety Commission (“CNSC”) to increase the mill’s licensed annual production limit to 24 million pounds U3O8.

Provided regulatory approvals are secured to increase the annual license limit, the McClean Lake mill is expected to produce 16 million pounds U3O8 during 2016. Production is expected to be 100% from Cigar Lake ore during the year. Denison’s share of revenue from toll milling of the Cigar Lake ore and the sale of approximately 25,000 pounds U3O8, currently held by Denison in inventory, is estimated to be $5.4 million (CAD$7.1 million).

In 2016, Denison’s share of operating and capital expenditures at McClean Lake and Midwest are estimated to be $1.6 million (CAD$2.1 million). Operating expenditures include $797,000 (CAD$1.04 million) in respect of Denison’s share of the planned 2016 budget for the Surface Access Borehole Resource Extraction (“SABRE”) program. The SABRE program is operated by ARC, as part of the McClean Lake joint venture, and has a total budget for 2016 of up to CAD$4.6 million. The 2016 SABRE program is expected to study the economic and technical potential associated with further design and process improvements targeted at increasing the rate of mine production.

Reclamation expenditures at Elliot Lake are estimated to be $665,000 (CAD$864,000).

International

In December 2015, Denison announced the completion of the sale of its interests in Mongolia to Uranium Industry a.s. (“Uranium Industry”) of the Czech Republic and the receipt of initial proceeds of $1.25 million. Under the terms of the agreement with Uranium Industry, Denison may be entitled to additional payments of up to $12 million – of which up to $10 million becomes payable within 60 days of the issuance of certain mining licences. The applications for the applicable mining licences were submitted to the Mongolian authorities in December 2015.

In Africa, Denison continues to maintain its interests in Zambia, Mali and Namibia in preparation for a potential spin-out or disposal transaction when market conditions permit. Activities currently planned for 2016 in Africa are designed to keep the Company’s interests in good standing and continue community programs. The 2016 budget for Africa is expected to be between $750,000 and $1.3 million.

Environmental Services & Other

Denison Environmental Services (“DES”) provides post-closure mine care and maintenance services to a variety of customers and also manages Denison’s ongoing environmental obligations related to its past producing operations at Elliot Lake. In 2016, revenue from operations at DES is budgeted to be $7.2 million (CAD$9.4 million) and operating and overhead expenses are forecast to be $6.1 million (CAD$7.9 million). Capital expenditures at DES are projected to be $230,000 (CAD$300,000).

Denison is the manager of Uranium Participation Corporation (“UPC”) and receives management fees and commissions pursuant to a Management Services Agreement (“MSA”). The MSA was entered into on April 1, 2013 for a term of 3 years ending on March 31, 2016. UPC is a public company which invests in uranium on behalf of its shareholders. In 2016, management fees earned from UPC are budgeted at $1.7 million (CAD$2.2 million). The budget is based on the successful extension or renewal of the MSA on substantially the same terms as the existing MSA.

Corporate administration expenses are forecast to be $3.85 million (CAD$5.0 million) in 2016 and include all head office wages, benefits, office costs, public company expenses, legal, audit and investor relations expenses. Other miscellaneous costs are estimated to be $400,000 (CAD$520,000).

Corporate Update

On January 1, 2016, Denison appointed Mr. Dale Verran to the position of Vice President, Exploration. Prior to this appointment, Mr. Verran served as Denison’s Technical Director, Exploration. Mr. Verran is a geologist with 18 years of international mineral exploration experience. He began his career with Gold Fields and subsequently joined the Mineral Services Group where he served in a variety of mineral exploration roles including Technical Director for Remote Exploration Services. Mr. Verran is based in Denison’s Saskatoon office and holds a Bachelor of Science in Geology from the University of Cape Town, and a Master of Science in Exploration Geology from Rhodes University.

Qualified Person

The disclosure of a scientific or technical nature contained in this news release was prepared by Mr. Dale Verran, MSc, Pr.Sci.Nat., Denison’s Vice President, Exploration, who is a Qualified Person in accordance with the requirements of National Instrument 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 5, 2015 filed under the Company’s profile on SEDAR at www.sedar.com.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan. Including its 60% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison’s exploration portfolio consists of numerous projects covering over 390,000 hectares in the eastern Athabasca Basin. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 61.55% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, and a 90% interest in the Dome project in Namibia.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corporation, a publicly-traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979 – 1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Forward-Looking Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”. In particular, this press release contains forward-looking information pertaining to the following: exploration (including drilling) and evaluation activities; total expected cost of such activities and Denison’s share of same; completion of the PEA; CNSC’s approval to increase the annual production limit of U3O8 at the McLean Lake mill as well as the collective bargaining process with unionized employees at the McClean Lake mill, and their respective impact on the 2016 production plan and Denison’s share of revenue from the Cigar Lake toll milling arrangement; Denison’s share of operating and capital expenditures; acceptance by Mongolian authorities of application for applicable mining licenses, and receipt and amount of contingent payments in a timely manner; Denison’s ability to complete a spin-out or disposal transaction of its African interests; DES’ expected revenue from operations, and its forecast expenses and expenditures; and renewal of the MSA with UPC and forecast revenue and expenses associated with providing services under MSA.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but there can be no assurance that such statements will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the “Risk Factors” in Denison’s Annual Information Form dated March 5, 2015 available under its profile at www.sedar.com and in its Form 40-F available at www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in its expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

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